UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Aspira Women's Health Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04537Y208
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

(Continued on following pages)
Page 1 of 10 Pages
Exhibit Index Found on Page 9

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 1,883,656 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 8,888 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 18.7% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,883,656 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,883,656 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,656 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 8,888 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 8,390,928 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023, as adjusted and approximated for the issuance of Shares in the July 2023 Offering (as defined in the Preliminary Note).  See Item 5.

Page 2 of 10 Pages

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 1,883,656 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 8,888 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 18.7% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,883,656 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,883,656 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,656 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 8,888 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 8,390,928 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023, as adjusted and approximated for the issuance of Shares in the July 2023 Offering (as defined in the Preliminary Note).  See Item 5.
Page 3 of 10 Pages

This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 23, 2013, as amended and supplemented by Amendment No. 1 thereto filed on December 29, 2014, Amendment No. 2 thereto filed on February 11, 2015, Amendment No. 3 thereto filed on March 23, 2015, Amendment No. 4 thereto filed on April 28, 2015, Amendment No. 5 thereto filed on July 21, 2015, Amendment No. 6 thereto filed on February 2, 2017, Amendment No. 7 thereto filed on September 5, 2017, Amendment No. 8 thereto filed April 19, 2018, Amendment No. 9 thereto filed on June 25, 2018, Amendment No. 10 thereto filed on July 2, 2019, Amendment No. 11 thereto filed on June 12, 2020, Amendment No. 12 thereto filed on July 6, 2020 and Amendment No. 13 thereto filed on August 29, 2022 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof, the Trust holds (i) 1,883,656 Shares and (ii) 8,888 Common Stock Warrants (the “2022 Warrants”) issued on August 25, 2022 and expiring on August 25, 2027, each of which is exercisable (subject to the Beneficial Ownership Limitation) pursuant to the terms thereof to purchase one Share.  References in this Amendment to the numbers of Shares and 2022 Warrants held by the Trust give effect to the 15:1 reverse stock reported by the Issuer in its Form 8-K filed with the SEC on May 11, 2023.

 The terms of the 2022 Warrants provide that 2022 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% (or, at the election of the holder and after 61 days’ advance notice to the Issuer, 9.99%) of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation (which, as applied to the Reporting Persons, is 4.99% as of the date of the filing of this Amendment) does not permit the Trust to exercise any portion of the 2022 Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate 8,888 2022 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “July 2023 Offering” refers to the Issuer’s registered direct offering which, as disclosed by the Issuer in its Form 8-K filed with the SEC on July 24, 2023, closed on July 24, 2023 and entailed the issuance and sale by the Issuer of an aggregate 1,694,820 Shares.

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”).  The principal executive office of the Issuer is 12117 Bee Caves Road, Building III, Suite 100, Austin, Texas 78738.”

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)
This Schedule 13D is being filed by Jack W. Schuler (“Mr. Schuler”) and the Jack W. Schuler Living Trust (the “Trust”).  Mr. Schuler and the Trust are together referred to herein as the “Reporting Persons.”

(b)	The address of the principal business office of each of the Reporting Persons is 100 N Field Drive Suite 360, Lake Forest, IL 60045.

(c)	Each of the Reporting Persons is principally engaged in the business of investing in securities.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schuler is a citizen of the United States. The Trust is organized under the laws of the State of Illinois.”

Page 4 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Item 5 below is incorporated by reference in this Item 3.

All purchases of Issuer securities by the Trust have been funded from its available investment capital.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

In connection with the July 2023 Offering, on July 24, 2023, the Trust purchased from the Issuer 181,800 Shares at a purchase price of $2.75 per Share, pursuant to the July 2023 Purchase Agreement (as defined and further described in Item 6 below).

Each of the Reporting Persons acquired the securities of the Issuer held by it for investment purposes.  None of the Reporting Persons has made a determination regarding a maximum or minimum amount of Shares or other securities of the Issuer that it may hold at any point in time.  At any time and from time to time, one or more of the Reporting Persons may engage in communications with the Issuer’s management concerning, among other things, the Issuer’s strategy, operations, capital structure, and other matters relating to the Issuer’s business and/or securities.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon various factors, including, without limitation, any such communications with management, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, and price levels of the Shares and other securities of the Issuer, the Reporting Persons in the future may take such actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing or selling securities of the Issuer, engaging in hedging transactions with respect to securities of the Issuer, and taking such other actions as the Reporting Persons may consider appropriate for the purpose of maximizing the value of the Reporting Persons’ investment position in the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.”

Page 5 of 10 Pages

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 8,390,928 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023, as adjusted and approximated for the July 2023 Offering.  The Reporting Persons calculate that there are 10,085,748 Shares outstanding as so adjusted and approximated.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
In connection with the July 2023 Offering, on July 24, 2023, the Trust purchased from the Issuer 181,800 Shares at a purchase price of $2.75 per Share.  Other than the foregoing, the Reporting Persons did not effect any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 1,883,656 Shares, representing 18.7% of the Shares outstanding.  This amount excludes 8,888 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation.  All such Shares and Warrants are held by the Trust.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of 2022 Warrants.”

Page 6 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

July 2023 Purchase Agreement

On July 24, 2023, the Trust purchased from the Issuer 181,800 Shares.  Such purchase was effected pursuant to a Securities Purchase Agreement, dated as of July 20, 2023 (the “July 2023 Purchase Agreement”), among the Issuer, the Trust, and the other purchasers party thereto.  The July 2023 Purchase Agreement contains customary terms and conditions.

The foregoing description of the July 2023 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the July 2023 Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on July 24, 2023 and is hereby incorporated herein by reference.”

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 10 the Securities Purchase Agreement, dated as of July 20, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on July 24, 2023.”

Page 7 of 10 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 25, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 8 of 10 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated July 25, 2023
2.	Securities Purchase Agreement, dated as of May 8, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
3.	Stockholders Agreement, dated as of May 13, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
4.	Form of 2013 Common Stock Warrant*
5.	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
6.	Form of 2014 Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
7.
Securities Purchase Agreement, dated February 13, 2017, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 17, 2017)***

8.	Form of 2017 Common Stock Warrant (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 7 to this Schedule 13D)***
9.
Form of Letter Agreement, by and between the Issuer, the Trust and the other investors named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 28, 2017)****

10.	Securities Purchase Agreement, dated July 20, 2023

*Filed as an Exhibit to the Schedule 13D filed on May 23, 2013

**Filed as an Exhibit to the Schedule 13D filed on December 29, 2014

***Filed as an Exhibit to the Schedule 13D filed on February 17, 2017

****Filed as an Exhibit to the Schedule 13D filed on September 5, 2017

Page 9 of 10 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 25, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 10 of 10 Pages